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SECURITIES... RECEIVED

FEB 24 2017

REGISTRATIONS BRANCH

15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keeley Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111W. Jackson Blvd., Suite 810
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry Long (312)786-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terry Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keeley Investment Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ROBERT KURINSKY
Notary Public - State of Illinois
My Commission Expires Jan 22, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder
Keeley Investment Corp.

We have audited the accompanying statement of financial condition of Keeley Investment Corp. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keeley Investment Corp. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Other Matter
As discussed in Note 1 to the financial statement, the Company announced that it is party to an asset purchase agreement with a third party that is expected to close on February 28, 2017. After the transaction closes, the Company intends to wind down its operations and withdraw all regulatory registrations and memberships. The financial statement does not include any adjustments that might result from the outcome of this transaction. Our opinion is not modified with respect to this matter.

RSM US LLP

Chicago, Illinois
February 22, 2017

Keeley Investment Corp.

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	753,666
Distribution and shareholder services expense reimbursement receivable		152,419
Underwriting income receivable		8,282
Receivable from affiliate		119,796
Prepaid expenses and other assets		152,740
Total assets	$	1,186,903
Liabilities and Stockholder's Equity		
Current Liabilities		
Distribution and shareholder services expense payable	$	428,507
Deferred income taxes		12,000
Accounts payable, accrued expenses and other liabilities		86,200
Total liabilities		526,707
Stockholder's Equity		
Common stock, no par value, $10 stated value; authorized 100,000 shares; issued and outstanding 25,000 shares		2,500
Additional paid-in capital		40,675
Retained earnings		617,021
		660,196
Total liabilities and stockholder's equity	$	1,186,903

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Keeley Investment Corp. (the Company) is a wholly-owned subsidiary of Keeley Holdings, Inc. (KHI), and KHI is a wholly-owned subsidiary of Joley Corp. (the Parent Company). KHI is also the parent of Keeley Asset Management Corp. (KAMCO), an investment adviser registered with the Securities and Exchange Commission (SEC). The Parent Company is wholly-owned by TA KAMCO Holdings, LLC (a disregarded entity for income tax purposes), which in turn controls the Company, KAMCO, KHI and the Parent Company.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, was exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company's business is limited to the sale and redemption of securities of registered investment companies. The Company's business in this area is limited to it operating as the principal underwriter and distributor of the Keeley Funds, Inc., an affiliated SEC registered investment company.

On November 14, 2016, the Company became a party to an asset purchase agreement with Keeley-Teton Advisors, LLC (the Transaction). The Transaction is expected to close on February 28, 2017. After the Transaction closes, the Company intends to wind down its operations and withdraw all regulatory registrations and memberships. The wind down is expected to be completed in the second quarter of 2017.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, changes in stockholder's equity and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission income and related expenses from customer transactions are recorded on a trade-date basis as securities transactions occur. Distribution and underwriting income arise from securities offerings in which the Company acts as an underwriter or agent and are recorded on the accrual basis. Interest income is recorded on the accrual basis.

Income taxes: For the year ended December 31, 2016, the Company had no accrued federal income and Illinois income taxes. Income taxes are calculated as if the Parent Company and its affiliates filed on a separate return basis, and the amount of the current tax calculated is ultimately remitted by the Parent Company to the relevant taxing authorities.

Note 1. Nature of Business and Significant Accounting Policies (continued)

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2016. The Company is included in the Parent Company's consolidated income tax returns in U.S. federal jurisdiction, and various states. The Parent Company is generally not subject to examination by United States federal or state taxing authorities for tax years before 2013.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.

Note 2. Transactions with Related Parties

The Company provides clerical support and other administrative services to KAMCO under the terms of an agreement for a negotiated amount.

The Company is the distributor of a family of affiliated mutual funds, the Keeley Funds, Inc. (the Funds). The Company may receive front-end sales charges when certain share classes of the Funds are sold by its representatives. The Company also receives 0.50 percent of all sales made with a front-end sales charge regardless of whether the selling representative is employed by the Company.

The Company received income in Rule 12b-1 distribution plan reimbursements from the Funds, which the Company in turn remitted to various third-parties. The Company has a receivable balance of $88,921 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2016.

The Company is the shareholder servicing agent for the Funds and accordingly, receives a monthly fee at the annual rate of 0.05 percent of the Funds' average daily net assets for shareholder services. The Company has a receivable balance of $63,498 included in distribution and shareholder services expense reimbursement receivable in the statement of financial condition at December 31, 2016.

The Parent Company is the sponsor of a defined contribution 401(k) plan and profit sharing plan which covers substantially all full-time employees of the Company and KAMCO.

The Company is included in the federal income tax return filed by the Parent Company. The Company generated a net loss for the period ended December 31, 2016, and the tax benefit attributable to this loss resulted in a reduction in the tax provision of the Parent Company. The Company recorded a receivable from the Parent Company of $119,796 that is attributable to such benefit, which is included in receivable from affiliate on the statement of financial condition as December 31, 2016.

Note 3. Income Tax Provision

The Company is included in the federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. As of December 31, 2016, the Company has no current income tax liability and has presented its deferred tax liability of $12,000 in the statement of financial condition.

Note 4. Commitments and Contingencies

The Parent Company has pledged the stock of the Company to serve as collateral on a senior secured credit facility of KHI.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

During the year, the Company was subject to certain off-balance sheet collateral and counter-party credit risks related to its trade execution operations that were closed effective December 31, 2016.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $226,959, which was $192,645 in excess of its required net capital of $34,867. The Company's net capital ratio was 2.27 to 1.

Pursuant to a senior credit facility of KHI, through January 31, 2016 the Company was required to distribute to KHI any net capital in excess of $5,000,000. Effective February 1, 2016, the senior credit facility of KHI was amended. Pursuant to this amendment, the Company must distribute to KHI any net capital in excess of $250,000 over the Company's minimum net capital requirement as of the amendment date.

Keeley Investment Corp.

Exemption Report
December 31, 2016

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder
Keeley Investment Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Keeley Investment Corp. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the exemption provisions) and (b) Keeley Investment Corp. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Keeley Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 22, 2017

Keeley Investment Corp. -- Exemption Report

Keeley Investment Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the Period January 1, 2016 through December 31, 2016, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 1; and

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the Period January 1, 2016 through December 31, 2016 without exception.

Keeley Investment Corp.

I, W. Terry Long, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 22, 2017